UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2006

Commission File Number 001-33085

RRSat Global Communications Network Ltd.

(Translation of registrant’s name into English)

4 Hagoren Street
Industrial Park, Omer 84965, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRSat Global Communications Network Ltd.

On November 6, 2006, the registrant completed its initial public offering of 4,370,000 ordinary shares at a price per share of US$12.50.  The offering consisted of 4,195,000 ordinary shares issued and sold by the registrant, including 570,000 ordinary shares issued upon the exercise of the underwriters’ over-allotment option, and 175,000 ordinary shares sold by one of the registrant’s shareholders. The offering resulted in net proceeds to the registrant of approximately $47.3 million.  The registrant did not receive any proceeds from the sale of shares by the selling shareholder. The registrant’s ordinary shares are traded on the NASDAQ Global Market under the symbol “RRST”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ DAVID RIVEL
Name:	David Rivel
Title:	Chief Executive Officer

Date: November 6, 2006